NEWS RELEASE

November 24, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

ALMADEN EXTENDS IXTACA ZONE, INTERSECTS

126.22 M OF 0.86 G/T AU AND 61.7 G/T AG

INCLUDING 19.18 M OF 2.84 G/T AU AND 160.2 G/T AG

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to report the results from hole TU-10-6, located about 110 meters away (northeast) of the recently reported holes TU-10-4 and TU-10-5 from the Company’s 100% owned Ixtaca zone, located in Puebla State, Mexico. The attached plan map shows the locations of all holes drilled or underway. Hole TU-10-6 was collared with an azimuth of 150 degrees and dip of -50 degrees and intersected multiple quartz-carbonate-sulphide vein zones over significant widths. The entire zone of veining averaged 0.86 g/t gold and 61.7 g/t silver (2.1 g/t AuEq or 105 g/t AgEq) over 126.22 meters (from 295.58 to 421.80 meters). Multiple higher grade intervals were also intersected within this zone including 19.18 meters (from 317.50 to 336.68 meters) of 2.84 g/t gold and 160.2 g/t silver (6.0 g/t AuEq or 302 g/t AgEq). Both the broad intervals of veining and high grade gold-silver zones are tabularised below.

J.D. Poliquin, Chairman of Almaden commented, “Step out drilling in hole TU-10-6 has confirmed the presence of the broad zone of epithermal veining at Ixtaca 100 meters northeast of the most recently reported section (holes TU-10-4 and TU-10-5; see Almaden news release of November 23, 2010). While further holes are necessary to be confident with the orientation of the veins in this blind discovery, drilling continues to expand this zone of veining and we are very encouraged with the results received to date.”

Project Details

The property lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit which has reported historic production of 1.4 billion ounces of silver and   7 million ounces of gold. The Ixtaca vein zone is a blind discovery with little surface manifestation. Based upon observations at surface and of core as drilling progresses, there is now thought to be at least two major sets of veins; one along bedding striking roughly 150 to 170 degrees and one perpendicular to bedding striking roughly 50 to 70 degrees. Hole TU-10-6, as were the previously reported TU-10-2, 3, 4 and 5, was drilled parallel to bedding at 150 degrees azimuth. While this orientation was deemed best to intersect the 50 degree striking vein set, management now interprets that this drilling azimuth may in fact be parallel to the other major vein set. The overall vein zone is thought to have a north-easterly trend but true widths cannot be calculated with confidence at this time. Drilling has resumed at 100 degrees, an orientation currently thought to best intersect both sets of veining as well as mineralised dikes, the orientation of which is not currently understood.

Morgan J. Poliquin, Ph. D., P. Eng., the President and CEO of Almaden, and a qualified person under the meaning of National Instrument 43-101, reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. Previous news releases used silver to gold ratios of 65 to 1. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations. Intervals that returned assays below detection were assigned zero values.

Table 1: Intervals Hole TU-10-6

About Almaden

Almaden is a well-financed (no debt, approximately $C25 MM in working capital) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Tuligtic, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River and Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE AMEX have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

618,600 mE
618,700 mE
618,800 mE
618,900 mE
619,000 mE
2,176,200 mN
2,176,100 mN
2,176,000 mN
2,175,900 mN
2,175,800 mN
2,175,700 mN
377.24m
TU-10-6
TU-10-11
TU-10-4
TU-10-9
TU-10-2
TU-10-1
TU-10-10
TU-10-8
442.54m
TU-10-3
TU-10-7
333.2m
349.91m
550m
529.74m
444.6m
490.12m
550m
391.67m
559.61m
TU-10-6:
1. 0.66m of 1.8g/t AuEq
2. 11.32m of 0.6g/t AuEq
3. 4.26m of 4.0g/t AuEq
4. 126.22m of 2.1g/t AuEq
5. 45.07m of 3.2g/t AuEq
6. 19.18m of 6.0g/t AuEq
7.42.30m of 2.0g/t AuEq
TU-10-2:
20.29m of 1.13g/t AuEq
TU-10-3:
134.18m of 1.25g/t AuEq
11.4m of 4.72g/t AuEq
TU-10-1:
A. 213m of 2.47g/t AuEq
B. 44.26m of 1.50g/t AuEq
TU-10-4:
C. 21.3m of 1.2g/t AuEq
D. 22.7m of 2.4g/t AuEq
E. 94.65m of 2.9g/t AuEq
F. 11.10m of 1.g/t AuEq
TU-10-5:
G. 10.6m of 1.8g/t AuEq
H. 10.1m of 1.5g/t AuEq
I. 13.39m of 2.4g/t AuEq
J. 122.1m of 1.6g/t AuEq
K. 28.57m of 1.6g/t AuEq
Please note Holes TU-10-9, TU-10-10, and TU-10-11 are currently underway. Planned depth is shown

TU-10-6:
1. 0.66m of 0.56g/t Au, 62.1g/t Ag, (1.8 g/t AuEq)
2. 11.32m of 0.12g/t Au, 22.2g/t Ag, (0.6 g/t AuEq)
3. 4.26m of 1.41g/t Au, 130.4g/t Ag, (4 g/t AuEq)
4. 2.69m of 2.094g/t Au, 202.6g/t Ag, (6.1 g/t AuEq)
5. 126m of 0.86g/t Au, 61.7g/t Ag, (2.1 g/t AuEq)
6. 45.07m of 1.38g/t Au, 92.3g/tAg, (3.2 g/t AuEq)
7. 19.18m of 2.84g/t Au, 160.2g/t Ag, (6.0 g/t AuEq)
8. 2.19m of 6.66g/t Au, 474.9g/t Ag, (16.2 g/t AuEq)
9. 5.07m of 5.45g/t Au, 242.4g/t Ag, (10.3 g/t AuEq)
10. 2.05m of 9.15g/t Au, 310.2g/t Ag, (15.4g/t AuEq)
11. 13.58m of 0.89g/t Au, 72.6g/t Ag, (2.3g/t AuEq)
12. 42.3m of 0.77g/t Au, 61.2g/t Ag, (2g/t AuEq)
13. 6.22m of 2.55g/t Au, 209g/t Ag, (6.7g/t AuEq)
14. 1.20m of 6.83g/t Au, 482.4g/t Ag, (16.5g/t AuEq)
TU-10-6
2,300mRL
2,200mRL
2,100mRL
2,000mRL
529.74m
2,176,200mN
2,176,100mN
618,800mE
2,176,000mN
2,175,900mN
618,900mE